EXHIBIT 99.152

FOR IMMEDIATE RELEASE

High Tide Expands Ontario Footprint with First Canna Cabana Retail Cannabis Store in London

CALGARY, AB, March 15, 2021 – High Tide Inc. (“High Tide” or the “Company (TSXV: HITI) (OTCQB: HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, announced today that the Canna Cabana retail store located at 760 Hyde Park Road in London, Ontario (the “London Store”) has begun selling recreational cannabis products for adult use. This represents High Tide’s 76th branded retail location nationwide, and its first store to commence operations in Ontario’s sixth largest urban centre.

“The London Store expands our retail footprint into an exciting new market for High Tide and reinforces our strong position as a leading retailer in Canada’s most populous province,” said Raj Grover, President & Chief Executive Officer of High Tide. “Our long-term growth plan focuses on Ontario where we have 27 open and in-queue locations and are committed to reaching the current provincial maximum of 30 locations before the end of September 2021,” added Mr. Grover.

The City of London is a growing community of over 380,000 people situated in the heart of southwestern Ontario and is home to the prominent Western University and Fanshawe College campuses.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 76 branded retail locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide’s retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSX Venture Exchange (the “TSXV”) nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

FOR IMMEDIATE RELEASE

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements”, within the meaning of applicable securities laws. These statements include, but are not limited to statements regarding the potential mineralization and resources, exploration results, and future plans and objectives. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, use of proceeds,  level of activity, performance or achievements of High Tide to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Although management of High Tide has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

High Tide Inc.

Omar Khan

Senior Vice President, Corporate and Public Affairs

omar@hightideinc.com

Tel. 647-985-4401